STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA
402 WEST BROADWAY	4695 MACARTHUR COURT
SUITE 400	ELEVENTH FLOOR
SAN DIEGO, CALIFORNIA 92101	NEWPORT BEACH, CALIFORNIA 92660
TELEPHONE: (619) 595-4882	TELEPHONE: (949) 798-5541
FACSIMILE: (619) 595-4883	FACSIMILE: (949) 258-5112
EMAIL: djs@slgseclaw.com
WEB: www.slgseclaw.com

August 9, 2007

H. Roger Schwall

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

RE:	EnerJex Resources, Inc.
Registration Statement on Form SB-2 (Originally filed on 6/26/07)
As amended on August 9, 2007
File No. 333-144036

Dear Mr. Schwall:

We are, on behalf of EnerJex Resources, Inc. (the “Registrant”), hereby requesting acceleration of effectiveness of the above referenced SB-2 Registration Statement, as amended, in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 9:00 A.M. EST on Tuesday, August 14, 2007.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, the registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any information to grant effectiveness, please advise.

Please notify the undersigned upon effectiveness of the Registration at our fax (619) 595-4883.

Thank you for your assistance.

Sincerely,

/s/ Stoecklein Law Group

Stoecklein Law Group

On behalf of

EnerJex Resources, Inc.

/rv

cc:	EnerJex Resources, Inc.